February 11, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention:    Larry Spirgel

Re:	Dolby Laboratories, Inc.
Form 10-K for the Fiscal Year Ended September 26, 2014
Filed November 18, 2014
File No. 001-32431
Ladies and Gentlemen:
On behalf of Dolby Laboratories, Inc. (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 29, 2015, relating to the Company’s annual report on Form 10-K for the fiscal year ended September 26, 2014 (the “10-K”).
The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold italics for your ease of reference).
Part I; Item 8. Business
General, pages 7 - 8

1.
You discuss on page 7 of the 10-K the requirement for your technology in local digital television specifications in markets across sub-Saharan Africa, a region that can be understood to include Sudan. You state on page 8 of the 10-K that Samsung is one of your licensees and accounted for approximately 11% of your total revenue in 2014. The Samsung website indicates that Samsung has a store in Sudan. The Samsung website also indicates that Samsung televisions are available in Syria, and we are aware of publicly available information referring to a Samsung license and a Samsung franchise in Syria. Additionally, we are aware of a news report indicating that the Revolico website in Cuba offers Samsung products for sale.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of those countries or entities they control.
RESPONSE:
To the Company’s knowledge, it has not had past contacts and does not have current or anticipated contacts with Cuba, Sudan, and/or Syria (the “Embargoed Countries”).1 In 2011 and 2012, the Company had indirect contact with Syria when it hired a non-Syrian law firm to lawfully register a total of two patents in Syria. While the Company does have local digital television specifications in markets across sub-Saharan Africa, these markets do not include Sudan. Furthermore, the Company has not and does not sell or offer for sale, products, technology, software, or licenses for its U.S. origin technology in the Embargoed Countries.

1 In 2011 and 2012, the Company had indirect contact with Syria when it hired a non-Syrian law firm to lawfully register a total of two patents in Syria.

Dolby Laboratories, Inc.
Dolby Laboratories Licensing Corporation
100 Potrero Avenue
San Francisco, CA 94103-4813 USA
T 415-558-0200
F 415-863-1373
Dolby.com

Staff of the Securities and Exchange Commission
Re: Dolby Laboratories, Inc.
February 11, 2015

The Company exports and licenses its U.S. origin technology to consumer electronics manufacturers, including Samsung in South Korea. This technology does not require a license for export to any of the Company’s licensees, including consumer electronics manufacturers. The Company understands that foreign consumer electronics manufacturers incorporate and substantially transform Dolby’s technology by incorporating it onto a foreign-produced electronic component, such as an integrated circuit or other microchip, which is then incorporated into a foreign-produced consumer product such as a television. These foreign-produced consumer products are sold by their manufacturers around the world, including a limited number to Cuba, Sudan and Syria. These sales are not subject to U.S. export control or economic sanctions laws, and the Company provides no services and does not have any relationship, connection or contact with any person or entity in the Embargoed Countries.
The Company has global export control and economic sanctions policies and procedures in place and is committed to compliance with applicable laws concerning the same. The policies and procedures are distributed to employees worldwide, and the Company provides regular training, both in-person and online. Additionally, the Company has screening procedures in place to ensure that it does not do business in an Embargoed Country or with a prohibited individual or entity in violation of U.S. law. As mentioned above, the Company believes that the sales of the foreign-made televisions into the Embargoed Countries are made in accordance with U.S. export control and sanctions laws. The Company provides its licensees, including Samsung, with terms and conditions which inform the licensee that the Company’s technology is subject to U.S. export controls. For example, the Company’s sales to manufacturers, including Samsung, are governed by our standard terms and conditions, including the following language:
“Export. Licensor and Licensee will comply with all relevant laws of the United States of America and all other applicable jurisdictions regarding the export of technical data, or any direct product thereof, and comply with any and all embargo or other trade restrictions imposed or sanctioned by the United States of America.”

Furthermore, the Company applies for any required export control licenses and has never encountered circumstances requiring us to apply for such a license regarding a transaction involving Samsung or other licensees. On a limited number of occasions, the Company has been asked to provide film mastering services for a movie from a potential customer (e.g., motion picture producer) from a country subject to an embargo by the United States. In such incidences the Company has requested a license from the appropriate U.S. Government agency (e.g., Office of Foreign Assets Control) in advance of providing the service. If the license is not approved, then the Company does not provide the film mastering service. For example, in February 2012, OFAC denied a license to provide film mastering services for a motion picture filmed in Cuba. Conversely, in September 2012, OFAC issued a license (IA-2012-292815) to provide film mastering services for the Iranian film “Rhino Season.”

2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies [that have operations associated with Cuba, Sudan and Syria].

RESPONSE:
The Company believes that any revenue that it receives from lawful sales of licensees’ consumer products into the Embargoed Countries is not material from a quantitative or qualitative perspective, and further believes that it does not constitute a material investment risk for security holders. Quantitatively, revenue derived from the Company’s technologies that are incorporated into consumer electronic products shipped to the Embargoed Countries represents a negligible percentage of the Company’s total revenue. Specifically, the royalties paid by foreign manufacturers with respect to such technologies shipped to the Embargoed Countries represent less than 0.1% of the Company’s total revenue in each of the last three fiscal years and the first quarter of fiscal year 2015. From a qualitative perspective, as described above, the Company believes that its operations comply with applicable export laws and regulations, including applicable sanctions and embargo programs. In addition, the Company believes that the risk of reputational damage, and any related effect on the Company’s stock price, is insignificant and remote. Furthermore, as the Company does not conduct business with any of the Embargoed Countries, we believe that the risk of negative investor sentiment directed at the Company on these matters is also insignificant and remote.

Staff of the Securities and Exchange Commission
Re: Dolby Laboratories, Inc.
February 11, 2015

Part II; Item 8. Notes to Consolidated Financial Statements
Revenue Recognition, page 48

3.
Based on your disclosure on page 5, settlements and back payments from licensees are a recurring part of your business. Please tell us, and expand your accounting policy disclosure in future filings to discuss, how you account for these payments.

RESPONSE:
We advise the Staff that back payments represent incremental royalties that relate to existing licensing agreements but that have not been previously reported by the licensee. Consistent with how royalty revenue is recognized, we recognize reported back payments as revenue in the period the fee becomes due and payable, or when collectability is probable, whichever is later. In contrast to back payments, settlements are new agreements under which a third party agrees to make payments to the Company based on past use of our technology. We recognize settlements as revenue in the period in which all of the revenue recognition criteria have been met. Generally, settlement fees are deemed to be fixed or determinable upon the execution of the settlement agreement provided it contains no contingency terms. If, based on an evaluation of the creditworthiness of the customer, we cannot determine that collectability is probable, we recognize revenue upon receipt of cash, provided the other revenue recognition criteria have been met.
In response to the Staff’s request, we will expand our revenue recognition policy discussion in our Fiscal 2015 Annual Report on Form 10-K to disclose how we account for back payments and settlements.

Part II; Item 8. Notes to Consolidated Financial Statements

Cost of Revenue, page 50

4.
Further, please tell us, and in the future disclose, how legal costs associated with settlements and back payments from licensees are reported in your financial statements. In that regard, to the extent that settlements are classified as revenue, it would seem that related legal expenses should be classified as a direct cost of revenues. Please address this in your response.

RESPONSE:
We incur various legal costs to encourage and collect payment from third parties for their use of our intellectual property. Legal costs include activities aimed at identifying potential unauthorized uses of our technologies, auditing existing licensees, and on occasion, pursuing litigation. We incur legal costs whether or not the effort culminates in a back payment or a settlement. To the extent that our efforts yield a back payment or settlement, such payments are based on the extent of the unreported or underreported use of our intellectual property by the third party.
We have considered the definitions set forth in Rule 5-03 of Regulation S-X, and believe that our legal costs do not meet the characteristics of costs and expenses directly applicable to revenue. These costs neither directly relate to any tangible goods or services provided to the customer nor constitute fulfillment costs. Because our legal resources work closely with our sales personnel throughout the sales pursuit effort, including in connection with back payment and settlement negotiations, we believe that the legal costs and expenses in these activities are an extension of our sales efforts. Accordingly, we classify these legal costs as "Sales and Marketing" in our Consolidated Statements of Operations.

Staff of the Securities and Exchange Commission
Re: Dolby Laboratories, Inc.
February 11, 2015

5.
Legal costs associated with your patents appear to be included within G&A. Please tell us what consideration was given to including this expense within cost of revenues considering you derive revenue from the exploitation of your patents.

RESPONSE:
Our patent portfolio consists primarily of internally created patents. We also have patents and patent applications acquired through business combinations and asset purchases. In connection with our patent portfolio, we incur legal costs for in-house and third party legal support related to due diligence procedures, patent application, and filing matters. The determination of whether, and if so when, any patent or patent application will culminate in a revenue-generating activity is highly uncertain at the time the patent or patent application is created. Accordingly, we believe that the associated legal costs are most appropriately classified as “General and Administrative” expense in our Consolidated Statements of Operations.
In addition to the legal costs we incur in connection with creating patents and patent applications, we incur maintenance costs for our issued patents, many of which do not generate revenue. In the aggregate, patent maintenance costs represent less than 1% of our total Operating Expenses for fiscal 2014, and such costs are not expected to materially change in the foreseeable future. As patent maintenance costs are clearly inconsequential, we do not bifurcate them between revenue-generating and non-revenue-generating patents but rather, we classify all such costs as “General and Administrative” expense in our Consolidated Statements of Operations.
* * * * *
In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please do not hesitate to contact me or Ted Strawser, Vice President, Corporate Controller, at (415) 645-5000.

Sincerely yours,

/s/   Lewis Chew
Lewis Chew
Executive Vice President and Chief Financial Officer

cc:	Dolby Laboratories, Inc.
Kevin Yeaman, President and Chief Executive Officer
Andy Sherman, Executive Vice President, General Counsel and Secretary
Ted Strawser, Vice President, Corporate Controller
Wilson Sonsini Goodrich & Rosati, Professional Corporation
Mark Baudler, Esq.